Rebecca Styn
May 3, 2024, 11:37 AM

Blind Tiger WeFunder Campaign

Hi Ron,
We are now opening a funding round for Blind Tiger, Inc. and would love to have you join as an early investor. We've loved building our brand over the last three years, want to share our success with those who've supported us, and are looking for investments of at least $100.

Check out our Wefunder pitch to see the details and invest! https://wefunder.com/blindtigerinc - if you have any questions, I'm always happy to connect as well. Thank you for your consideration and I hope you have a great weekend!

~Rebecca

See HERE for important legal disclosures.

Rebecca A. Styn, PhD
Founder & CEO
Blind Tiger Spirit-Free Cocktails

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